**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece



**BY COURIER**

No/Date : f|DI:610|18-10-2007

Securities and Exchange Commiss[redacted]
450 Fifth Street, NW
Washington, D.C. 20549
USA



**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer



Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

# ANNOUNCEMENT

The Public Power Corporation S.A. of Greece announces that on 17.10.2007 it has signed a turnkey Contract with the Greek EPC contracting firm METKA S.A. for the design, supply, installation commissioning and putting in operation of a gas fired combined cycle power plant, rated 427,4 MW, to be located in Aliveri, Evia.

The plant will exhibit high thermal efficiency (57,6%) and the power train equipment (gas and steam turbines, generator and heat recovery boiler) shall be manufactured by ALSTOM.

The total price of the fixed price Contract, that includes civil works, is 219,16 M€ and the delivery time of the plant (commercial operation) is set at 27 months.

Athens, October 18, 2007

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA announces that on October 17, 2007, a final agreement was signed with WIND HELLAS TELECOMMUNICATIONS SA, a subsidiary of the WEATHER INVESTMENTS SpA, for the transfer of its indirect participation in TELLAS TELECOMMUNICATIONS SA, for a total price of €175 m. The finalization of the transaction is subject to the approval of the competent regulatory authorities.

Athens, October 18, 2007

**PUBLIC POWER CORPORATION S.A.**
30, Chalkokondili Str.
10432 ATHENS
Greece

**BY COURIER**

No/Date : F / D1 : 611 / 18-10-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

**Public Power Corporation S.A. – File No 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

END